Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Daiichi Pharmaceutical Co., Ltd.

Subject Company: Daiichi Pharmaceutical Co., Ltd. and Sankyo Co., Ltd.

SEC File No. 132-02290

Are the cameras through?

It is time to start this session, so please be seated. Thank you so much for coming to this announcement meeting - briefing meeting - concerning the integration of Daiichi and Sankyo. Before we start, this briefing will be using English – Japanese interpretation. I am Takahashi, corporate communications of Daiichi. And on the part of Sankyo, we have Mr. Otani of the PR department. And I will be happy to act as MC today. Now I would like to introduce the members in the podium. On your left, representing Daiichi Seiyaku, CEO President Mr. Kiyoshi Morita. On the Sankyo side, CEO President, Mr. Takashi Shoda. These two gentlemen are on the podium. We would like to continue until you have the agenda items for this press conference. First of all, on behalf of Daiichi, Mr. Morita will speak and then Mr. Shoda of Sankyo will give you briefings and explanations concerning this integration. After the briefings, for about 25 minutes, we will have question and answer session, we will have 5 minutes for photo opportunities and so I would encourage you to ask questions during this 25 minutes session. We expect to conclude this session at 5:30. Now we would like to get into the briefing. Mr. Morita, please.

(Morita)

I am Morita of Daiichi. First of all, I would like to thank all of you for being with us today, in spite of your very busy schedule, to this briefing session concerning the integration of Daiichi and Sankyo. Before I give the briefing, I would like to tell you briefly what I think, what my thoughts are, as the president of one of the companies that are to be integrated. When we think about the business environment today, we have to have good quality products, strong products, and we also, at the same time, need speed and results have to be shown right away. In this kind of environment, in order to achieve faster speed and better products, I had reflected upon the present, and thought about the future, so that we can achieve better results in the future in terms of each individual business activities, instead of carrying out decision making on the tactics level, I thought it was necessary for us to carry out a very far reaching decision encompassing the entire scope of our businesses. In the midst of this kind of situation, as a good partner of ours, I have decided to work with Sankyo, and at the same time as a personal partner for my business, I decided to work with Mr. Shoda so that we will be able to produce better results. At present, there are many issues that Daiichi Seiyaku is faced with. And among them, I have been carrying out three major things. We are still in the process of implementing them.

One is relating to how to strengthen our R&D capabilities that could be competitive enough in the global stage.

And at the same, how we can expedite the pace of our growth as a pharmaceutical company.

Thirdly, although we have our own history of ninety years, we would like to draw on the strengths of that tradition and at the same time we need to carry out structural reform to become a better, more competitive company.

Under this kind of situation, as a result of our research work, there seems to be a multiple number of major candidates in our pipeline, and I really need to think about what we should be doing now. When we think about how we can market and sell these products, by our own network, the products of our own development, then we had to come to this conclusion. Thinking about what we are doing, I did not think that it would be necessarily appropriate to do this overnight. So I chose to take this step together with Sankyo to integrate our company. In the domestic market, we are facing very fierce competition. We also need to have strong marketing powers, product powers. The market in Japan is being dominated by the companies that have strength in those areas. In the future we need to maintain strong presence and at the same time we would like to contribute to the health of the Japanese people in the future. So we have come up with this idea of the integration.

Another thing is that, although this may sound like a big talk, when we think about the size of operations that we have, as a Japan-based, world class, innovator pharma, we would very much like to make contribution to the health of people in the future with this size to come up with new drugs and to contribute to the health culture of the world. That is what I really hope to do in the future. How, in a speedier way, and in a better way, drugs can contribute to the health of the people, I would like to clarify that too. Therefore, I would very much like to contribute to the better social security system through pharmaceutical industry, and also from the viewpoint of revitalizing the Japanese economy, I hope very much that we can do something in this area as a member of this industry, who has been in this industry for a number of years. These are the things that I have been thinking about. And on the basis of such thoughts, I have come to choose this approach of having integration with Sankyo and I hope very much that we will be able to satisfy various expectations on the part of various stakeholders. Now I would like to turn to slides and proceed with my presentation.

Today we have achieved the basic agreement for the integration. We hope to establish joint holding company on October 1, 2005, and in April of 2007 we hope to integrate our pharmaceutical operations.

Next slide please.

This is the outline of the company and you have the handout material. The name of the company is going to be “Daiichi Sankyo Company Limited”. The timing of integration will be October 1 according to our plans. And within this integrated company, our current companies would become subsidiaries under the holding company. As regards the procedures in the stock market, on Sept 28, the shares of the two companies will be de-listed and on October 1 the holding company’s shares will be listed.

The stock transfer ratio would be as follows. This was decided by - on the basis of our agreement with the advice from financial companies.

1.159 shares in holding company for each Daiichi share, and 1 share in the holding company for each Sankyo share, we achieved agreement concerning this.

Next slide.

This is the milestones for the future. What was very important for us was to go ahead with the integration in a speedy way. Of course, to achieve an integration overnight may be one method. But considering the kind of history and issues that each individual business department faces in our companies, we decided that this holidng company scheme would be the best, which will be established on October 1. And we will establish integration committee in March, which will be co-chaired by myself and Mr. Shoda, and we will both monitor the integration of the companies and in May we will be signing the definitive agreement. As of June 2005 there will shareholders’ meeting, where we hope to gain approval from the shareholders of both companies for this. Together with this, in September, the two companies’ shares will be de-listed, and in October the holding company’s shares will be listed, and in April prescription pharmaceuticals operations will be integrated. This will be the end of - complete the integration process. This does not mean we will not be doing until April 2007. What we can do now will be done right away and there will be things that we can do right away, and there will be the things that we could be implementing in an advanced way. Anyway, in April 2007, the integration of prescription pharmaceutical operations will be completed. There would be things that we need to do for the IT systems personnel, systems and so forth, which will probably take time for the integration. So considering all these things we have decided to take this route of going with the holding company. Since we are pharmaceutical companies, we would very much like to become a truly competitive company and we like to become a Japan-based, global pharma innovator, Daiichi Sankyo. As you can see the name of our company, Daiichi Sankyo. This is the main aim of the integration. On the part of Sankyo, they have history of 106 years. Daiichi has a history of 90 years. Both of us have focused very much on R&D to date. So in terms of corporate culture, basically, we share a lot of things together, and they would stay solid. So in that sense Sankyo is a best partner and I feel extremely encouraged by this integration.

The background of integration. This is something that all of you know already, but I would like to very briefly cover several points.

Next slide.

Now looking at the Japanese domestic market, the growth has been always sluggish these years and the size of the US market in 1993 tripled in 2003, and Europe it also got bigger, but in Japan we have experienced reduction of pharmaceutical prices. And during the past 10 years, we have achieved only 20% growth or so. Of course one way is to go abroad, but in foreign markets, too many foreign companies dominating the markets. Japan represents the second largest pharmaceutical market in the world, and so many foreign companies are coming into the Japanese market, and in 1990s and in the year 2002 - in 1990, actually, the top 10 Japanese companies had 35% share in the domestic market, and foreign top companies had only 15% share, but this has changed greatly. In 2003, top 10 Japanese firms have only 32% and foreign top 10 has 27%. So we need to really strengthen marketing powers as well as product powers to compete against these foreign companies. Now - so the situation domestically has become very difficult, but on the other hand, R&D expenditures – R&D budget has been rising. R&D budget will exceed 1 trillion yen very soon. But in spite of this great amount of money spent for R&D, the number of new approvals has been declining, and compared with 10 years ago, for instance, as you can see on this slide, the situation is like this. We have this system ICH, but in spite of that we don’t have good infrastructure in Japan. And the development capability overseas that Japanese companies have are very limited. This is shown in these figures.

You are now looking at the differential between global and local in case of sales has filled as R&D expenditures. Japan represents only one tenth or one seventh of what exists in overseas. So compared with global mega-pharma, the situation is extremely difficult for Japanese companies. Therefore, how we can change the situation for the better, how we can overcome these obstacles would be a major issue for us.

Next please.

So, the benefits of integration. We have five major merits I can point out. Regarding these five items, later on Mr. Shoda will give you explanation in detail, with this size, how we can develop strong products to the global market. That is our biggest issue. And at the same time by combining our corporate powers, there will be lots of operational, strategic options, and we hope to cover that later on.

Next slide, please.

In particular, in the eyes of Daiichi, there are several benefits. We will be able to strengthen our transnational research capability, and we can get even deeper and concentrate further on some of the priority franchise areas, although we have been said to be strong companies, but we would very much like to be a strong company in the true sense of the word and also in medical institutions and pharmacists, we would like to get stronger foothold. And also in Europe, we do not have any foothold yet, but we hope to be able to utilize Sankyo’s basis fully in the future. We also like to utilize world class R&D budget. So by combining our companies together we hope to be able to do this much, as you can see on this graph, we really would like to come up with good results. In terms of sales, we like to … I believe that top 3 companies will be competing very fiercely against each other in the domestic market. And in the medium to long run, in the domestic market we would like to become number 1. And in the global market we also like to be a competitive pharma that can develop and market strong products. By realizing this vision, we will be able to satisfy your expectations.

This is my last slide.

Daiichi Sankyo, Japan-based global pharma-innovator, Daiichi Sankyo. I am very proud to be able to show this to you. Thank you so much for your kind attention.

(MC)

Thank you very much. Now we would like to continue with President Shoda of Sankyo.

(Shoda)

Thank you very much for your kind introduction. I am Shoda. Today, I am very happy to be able to take part in this announcement for the engagement of us with Daiichi. And I would like to thank you for your participation. I would like to now explain to you the objective of this integration.

As was already mentioned by Mr. Morita earlier, there are many benefits to our integration. They can be divided into roughly five areas.

What is most important, I believe, is that because there are many common strong priority research and development categories among the two of us, may be we will be able to achieve a critical mass through integration. We hope to be able to reach may be 150 billion yen so that we can enhance even more than before the research and development capabilities of the new, integrated company.

In terms of sales operation, we will have an overwhelming strength in sales and marketing power domestically. We will also be able to expand on the global reach through our overseas sales network. Daiichi and Sankyo both have activities in the United States, and as was mentioned by Mr. Morita, Sankyo is already establishing sales network in Europe. In Asia, Daiichi, more or less, had started a little earlier, and especially in China and Korea. Although we have some activity by Sankyo in China, we do not have much in Korea.

Also, by obtaining the critical mass, we will be able to have more options for our corporate strategies, which I will go into more detail later.

Daiichi is actually undergoing structural reform, and Sankyo is carrying out functional group reorganization. We hope to together further enhance on our individual efforts for improved efficiency, which would, I am sure, result in improved operational efficiency. By integrating the personnel resources that we each own, we will not only reach the scale merit, but we hope to be able to obtain necessary personnel which would be the driving force for our development in the future.

Let me go into further details about some of these advantages. I would also go into the advantages and the benefits that Sankyo will be blessed to have.

Now in terms of our product mix, the franchise or the cardiovascular area could be strengthened. Cancer is an area which is a challenging area for Sankyo. At present, we do have several candidates which will probably reach clinical phase in near future. But Sankyo has not had global experience in this cancer area. We hope to be able to actively utilize and learn from the know-how and the experience of Daiichi. Now in the developmental pipeline, by mutually complementing the pipeline after CS747 etc. we hope to be able to secure strong, seamless pipeline. Sankyo has CS747 as well CS505. With the addition of the development pipeline of Daiichi, we, I am sure, will be able to secure a seamless pipeline which will be strong for the future. By expanding the high-quality M&R and domestic sales, we will benefit greatly. As was mentioned earlier, we had somewhat of a limited corporate strategy option by ourselves alone, but together we would be able to expand on the potential corporate strategy option. I had already talked about our Asian perspective.

Now, regarding the research and development, as can be seen here, we can increase the depth of the research and development efforts. As can be seen here, we have many common priority categories. We can together focus our 150 (billion) yen research and development efforts into some of the areas that are common to us. We can go further into depths in this priority category. We can spend more on the individual category as well as increase in the number of compounds to be innovated in the future. This would secure us with a position whereby we would be able to make a major challenge in the global market. I have earlier talked about the seamless developmental pipeline. Sankyo has great hopes on CS747 and CS505. The yellow area are the pipelines by Sankyo. The green boxes are the development pipelines for Daiichi. POC phase 2 can be seen in green in the middle. DU176B is something that we place a very high strong expectation – this is the anticoagulant agent. This is one of the very promising area for the cardiovascular as well as antithrombotic agent. And then there are the yellow areas very strong by Sankyo. And then there are the glucose metabolic bone anti allergy and immune agents. Here we would both be able to create a seamless pipeline. Now in the cancer area, we have CS1008 under Sankyo. But then, we do still have more compounds which are in critical phases. With the experience and the know how of Daiichi that it had acquired up to now, we hope to be able to enhance our own efforts. This is the number of patents. The number of patents does not necessarily indicate the exact capabilities of the individual company, but from the standpoint of the number of disclosed patents in the Japanese market, you will be able to see is that we would be one of the major leaders both in Japan and in the world. In the domestic market, we have many products which are number 1 products, especially in the cardiovascular area and in the antibacterial. Here we have Cravit/Levofloxacin, which is a major and very strong product. By combining these different products, we hope to be able to further enhance our position in the market. We will be able to expand on the product category where we will have the top class or leading product competitiveness under the new company. This is the number of the domestic MRs. Daiichi and Sankyo both had tried to enhance the number of MRs. Together, we have 2500 MRs. Pfeizer, of course, has the highest number of MRs, but in terms of the quality, or in terms of the higher quality MRs, by combining Daiichi and Sankyo I think we will be able to present ourselves as the leading high-quality MR company.

This indicates the number of detail visits. Here, we have the top number of detail calls. As you already are very aware of, in the domestic market, wholesalers play an extremely important role. Both our companies have valued great relations with our wholesalers historically. We each individually secure very strong distribution base. However, by integrating the two companies we will be able to obtain overwhelming domestic competitiveness through these distribution initiatives. As can be seen here, 20 wholesalers occupy 80% of the share of the domestic market. And of these 20, the integrated company will be the top company for 9 of these wholesalers. The newly integrated company will be either number 1 or number 2 in majority of the top twenty wholesalers. Earlier I said in addition to the domestic sales activities, we hope to enhance in our global development. In the United States, Daiichi, Sankyo, both have about 850 MRs. In Europe, Sankyo has about 800. In South America, 160 MRs. In Asia, especially Daiichi, has stronghold in China and Korea and Sankyo has presence in China, together it will be 400. So in United States, Europe, Asia and South America, we have a combined MRs of about 2200. By expansion of the scale of our operation we have more corporate strategic options. We will have strong presence and we will have a corporate options which will enhance our financial/financing capabilities and we, as valued license partners, will be able to enjoy more corporate and management strategic options.

Earlier, I had already talked about the enhanced operational efficiencies. We both are undergoing operational efficiency enhancement programs. Daiichi has structural reform. Sankyo has a group functional restructuring. Further developing these into fundamental operational efficiency improvement initiatives will create a strong profitability basis based on the reform not attainable individually. Now by utilizing the human resources that we are blessed to have throughout the world, and by pulling the optimal personnel resource throughout the world from both of our companies, we will be able to enhance our organization to meet the demands of the changing environment.

Finally, I would like to briefly explain to you about the outline of the joint holding company. As was already mentioned by Mr. Morita, in October we will establish a joint holding company. Joint holding company will have the board of directors chaired by the representative director – president, and we will also have the management committee chaired by the president. In October, this joint holding company will not be a huge organization. Daiichi and Sankyo will both be a subsidiary under this holding company and will be managed and planned, and consolidated financing functions will be provided by this holding company, or the corporate communication, PR and IR, will be carried out as well as the planning for the promotion of the integration. This will be manned by not too many of the people but will be under the management committee. Once the approval is obtained by the shareholders’ meeting of the each company, the new company will have Mr. Morita as the representative, director and chairman, and I will become the representative director president and chief executive officer. We will also have 4 executive directors if all goes as proposed. And in order to obtain high transparency in management, we would like to have 4 non-executive directors. We will also have internal auditors and external auditors, both of them will be 2.

I have shown here how the holding company will be organized. As was mentioned, as a first step we will have the joint holding company and two companies under the pure joint holding company will be subsidiaries, and aiming for April 2007, we hope to be able to integrate the research and development of the prescription pharmaceuticals, as well as domestic business area, as well as corporate, and quality control. And in this way, this holding company will be a business holding company, and under the business holding company, the overseas subsidiary as well as different functional subsidiaries, and furthermore, for the OTC businesses, we hope to have these companies under the business holding company. That is what we envision at present. For the non-prescription, OTC business, as was mentioned earlier by Mr. Morita, within our group we hope to be able to strengthen their status, and we will see whether they be within our group or management buyout or listing or sales. May be, various options that may be possible in the future, but those will be considered in the future. So we will have the phase 1 and phase 2 in our integration process. The reason for having these two phases in our integration, as was already mentioned by Mr. Morita, is because when we look at the past cases of merger, some cases merged but they still had two different personnel structure or the information structure were totally separate from each other. We hope to avoid such development. By 2007 April, we hope to be done with all this integration.

We will carefully look into the development and innovative pipelines we have and we will see where we should emphasize – put the emphasis on and what we should not go through with. Or what are some of the areas in which we can see advanced results. For those we are willing to go ahead with whatever we can in terms of integration.

Here we have the spirit and ideal/principles of our integration. We both have our own organization and system. We hope to be able to learn from each other, so that we can always look for the best for the company that are integrated. If there is something that is the best for the joint company, and if we still need to correct and rectify what we have at present, we are ready to start from scratch to developing something new. And as is written here, we here have the philosophy for the personnel. We will not care where these employees are from, we hope to be able to provide true, fair and equal opportunity based on their capabilities, without regards to their nationality, their race, their gender etc. Two companies presented here are the leading companies in Japan at present. But by being together, we hope to become a Japan-based global pharma innovator. And this is the basic reason behind the decision to integrate our two companies. I hope that you would be able to provide us with the support for this endeavor.